PNM RESOURCES, INC. AND SUBSIDIARIES							Exhibit 12.2
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(1,000'S)

							Nine Months
Line			Year Ended December 31,				Ended
No.		2003	2002	2001	2000	1999	9/30/04
	Fixed charges, as defined by the Securities and Exchange
	Commission:

1	Interest on Long-term Debt	$ 59,429	$ 56,409	$ 62,716	$ 62,823	$ 65,899	$ 35,100
2	Amortization of Debt Premium, Discount and Expenses	2,838	2,302	2,346	2,037	2,121	2,015
3	Other Interest	5,423	2,859	(42)	752	2,667	1,306
4	Estimated Interest Factor of Lease Rental Charges	20,452	23,233	22,856	19,716	16,514	15,213

5	Total Fixed Charges	88,142	84,803	87,876	85,328	87,201	53,634
6	Preferred dividend requirements	586	586	586	586	586	440
7	Total Fixed Charges and Preferred dividend
	requirements	$ 88,728	$ 85,389	$ 88,462	$ 85,914	$ 87,787	$ 54,074

	Earnings, as defined by the Securities and Exchange Commission:

8	Consolidated Net Earnings from Continuing Operations	$ 59,138	$ 64,272	$150,433	$ 100,946	$ 79,614	$ 69,484
9	Income Taxes	27,889	33,032	81,063	74,345	42,308	38,705
10	Add Fixed Charges as Above	88,142	84,803	87,876	85,328	87,201	53,634

11	Earnings Availabe for Fixed Charges	$ 175,169	$ 182,107	$ 319,372	$ 260,619	$209,123	$161,823

12	Ratio for Earnings to Fixed Charges	1.97	2.13	3.61	3.03	2.38	2.99